UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Organization of Investor Relations Event

1. Date & Time and Place	Date & Time	July 11, 2023 at 14:00 pm (KST)
	Place	POSCO Center Art Hall

	2. Target Audience	Analysts, institutional investors, press and etc.

	3. Purpose of IR	To share POSCO Group’s core growth vision for LiB materials business

	4. Method of IR	2023 POSCO Group LiB Materials Business Value Day

	5. Summary of Key Topics to be covered	POSCO Group’s full value chain and technology strategy in LiB materials business ( Lithium, Nickel, Recycle, Cathode, Anode, Next Generation Materials)

	6. Decision Date	July 5, 2023

	7. IR Material	Publication Date	July 11, 2023

		Website	https://www.posco-inc.com

8. Other references useful for making investment decisions

•  The date and time above is based on Korean Standard Time.

•  For the presentation materials disclosed by the Company, please refer to our website on the day of Value Day (July 11)/(https://www.posco-inc.com g Investors g IR Archives g IR Activities).

•  Following the Value Day in Korea, overseas Value Day will take place as below :

① Hong Kong: July 12~13

② Singapore: July 13 ~14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 5, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President